UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary Meeting of Shareholders of the Company

An Ordinary General Meeting of Shareholders (the “Meeting”) of Atento S.A. (the “Company”) will be held extraordinarily at 10:00 a.m. Central European Time on February 4, 2020 at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. The agenda for the Meeting is set forth on the Convening Notice to the Meeting, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company and the notice of the Meeting provided to Company’s shareholders are each attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATENTO S.A.

Date: January 8, 2020	/s/ Carlos López-Abadía
Carlos López-Abadía
Chief Executive Officer